02053055

VF 9-5-02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED SEP 03 2002 WASH. D.C. SECTION

SEC FILE NUMBER
8- 53358

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/01 (MM/DD/YY) AND ENDING 06/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Palmer & Cay Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9020 Stony Point Parkway, Suite 200
(No. and Street)

Richmond,	Virginia	23235
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James P. Scott (804) 267-3194
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hancock, Askew & Co., LLP
(Name – *if individual, state last, first, middle name*)

570 E. York Street	Savannah,	Georgia	31401
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 19 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

9-12-02

OATH OR AFFIRMATION

I, JAMES P. SCOTT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PALMER + CAY SECURITIES CORPORATION, as of JUNE 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Holly Altalter My Commission Expires June 30, 2003

Notary Public I was commissioned a notary public as Holly A. Greene

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PALMER & CAY SECURITIES CORPORATION
FINANCIAL STATEMENTS
JUNE 30, 2002
AND
AUDITORS' REPORT

Independent Auditors' Report

Board of Directors and Shareholder
Palmer & Cay Securities Corporation
Savannah, GA

We have audited the accompanying statement of financial condition of Palmer & Cay Securities Corporation as of June 30, 2002, and the related statements of loss, changes in shareholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Palmer & Cay Securities Corporation at June 30, 2002, and the results of operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Respectfully Submitted,

Hancock, Askew & Co., LLP

Savannah, Georgia
August 28, 2002

PALMER & CAY SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2002

ASSETS	
Cash	$ 15,378
Due from Parent Company	11,800
Prepaid Expenses	1,450
	$ 28,628

SHAREHOLDER'S EQUITY	
Common Stock	$ 1,000
Additional Paid-In-Capital	50,574
Accumulated Deficit	(22,946)
	$ 28,628

The accompanying notes are an integral part of these financial statements.

PALMER & CAY SECURITIES CORPORATION
STATEMENT OF LOSS
FOR THE YEAR ENDED JUNE 30, 2002

COMMISSION REVENUE	$ 14,864
OPERATING EXPENSES	
Taxes and Licenses	13,410
Office	10,623
Professional Fees	22,085
Insurance	1,074
Management Fee	2,418
	49,610
LOSS BEFORE INCOME TAX BENEFIT	(34,746)
INCOME TAX BENEFIT	11,800
NET LOSS	$(22,946)

The accompanying notes are an integral part of these financial statements.

PALMER & CAY SECURITIES CORPORATION
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED JUNE 30, 2002

	COMMON STOCK				
	Number Of Shares				
	Authorized	Issued and Outstanding	Par Value	ADDITIONAL PAID-IN CAPITAL	ACCUMULATED DEFICIT
Balance, June 30, 2001	25,000	1,000	$1	$ 9,000	
Capital Contributed				41,574	
Net Loss					$(22,946)
Balance, June 30, 2002	25,000	1,000	$1	$50,574	$(22,946)

The accompanying notes are an integral part of these financial statements.

PALMER & CAY SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2002

OPERATING ACTIVITIES	
Net Loss	$(22,946)
Adjustment to Reconcile Net Loss to Cash Used for Operating Activities:	
Changes In:	
Prepaid Expenses	(1,450)
Due from Parent Company	(11,800)
Cash Used for Operating Activities	(36,196)
FINANCING ACTIVITY	
Capital Contribution	41,574
INCREASE IN CASH	5,378
CASH - JUNE 30, 2001	10,000
CASH - JUNE 30, 2002	$ 15,378

The accompanying notes are an integral part of these financial statements.

PALMER & CAY SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2002

NOTE 1 - DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Palmer & Cay Securities Corporation (the Company) is a broker-dealer in mutual funds and variable annuities and is a member of the National Association of Securities Dealers.

The accounting and reporting policies and practices of the Company conform with generally accepted accounting principles. The following is a summary of the more significant of such policies and practices.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due.

The Company, its Parent Company and other subsidiaries of the Parent Company file a consolidated federal income tax return. The Company reports its loss to various states separately from its Parent Company. The income tax expense of the consolidated group is allocated to the Company on the basis of the Company's pretax loss.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Exemption

The Company is exempt from Rule 15c3 of the Securities Exchange Act of 1934 which requires a supplemental schedule of computation of net capital under paragraph 240.15c3-1. The exemption is based on the limited business provision for a company dealing exclusively in mutual funds and variable annuities.